SLABSWORK LLC

Comprehensive Articles of Incorporation and Operating Agreement

This comprehensive document represents the combined and finalized Articles of Incorporation and Operating Agreement of Slabswork LLC, including all previously adopted structural reforms, legal safeguards, and governance updates. It is executed solely by Albert Young, Managing Partner, to reflect the company's commitment to protecting its intellectual property, mitigating operational risk, and reinforcing manager-first control while limiting the legal exposure and influence of minority members.

Article I: Formation and Name
1. Formation: This Limited Liability Company (the "Company") is formed under the laws of the State of California, pursuant to the California Revised Uniform Limited Liability Company Act (the "Act").
2. Name: The name of the Company is Slabswork LLC.

Article II: Principal Office
The principal office of the Company is located at 623 Doubleday Avenue, Ontario, California 91761, or such other place as the Managers may from time to time designate.

Article III: Purpose
The purpose of the Company is to engage in any lawful activity for which a limited liability company may be organized under the Act, including, but not limited to:
- Product design, development, and distribution
- Intellectual Property (IP) management, licensing, and protection
- Engagement in the collectibles, consumer goods, and related industries
- Any other lawful purpose as determined by the Managers.

The Company shall focus on the protection, management, and monetization of its intellectual property portfolio through Slabs IP Holdings LLC, a Wyoming entity fully owned by Slabswork LLC.

Article IV: Management Structure
The Company is a manager-managed LLC. The Managers are Albert Young and Tim Juang. Kevin Tsai is designated as the Tie-Breaker Manager in cases of decision deadlock or incapacity.

Managers have sole and exclusive authority to act on behalf of the Company. No minority Member may represent, bind, or legally obligate the Company.

Article V: Intellectual Property
All intellectual property, trademarks, copyrights, patents, and trade secrets created in

connection with the Company's business shall be owned by Slabs IP Holdings LLC. The operating company shall license all IP as needed.

Any work created by Members, Managers, contractors, or consultants related to the Company shall be automatically assigned to Slabs IP Holdings LLC. These obligations survive termination of service or membership.

Slabs IP Holdings LLC is a Wyoming limited liability company formed for the sole purpose of owning and protecting the intellectual property assets of Slabswork LLC. It is a wholly owned subsidiary of Slabswork LLC, and its existence serves to insulate valuable IP assets from potential legal risks or liabilities that may arise in the operating company.

The Company shall enter into a formal licensing agreement with Slabs IP Holdings LLC to obtain the necessary rights to use, develop, distribute, and monetize all intellectual property related to its business operations.

This licensing agreement shall include:
- A perpetual, exclusive, royalty-free (or market-based, as determined by Managers) license for all internally developed IP;
- Terms allowing sublicensing to contractors, partners, or customers as needed for business activities;
- Rights to enforce, defend, or commercialize the IP on behalf of Slabswork LLC under the direction of the Managers; and
- Automatic updates to the license to cover any future innovations or IP developments by the operating entity or its representatives.

The Managers shall maintain the licensing terms in accordance with industry standards to protect the Company's operational needs while preserving the legal and strategic separation of the IP assets.

Article VI: Membership Rights and Transfers
Minority members do not have voting rights unless explicitly granted in writing. They waive inspection, audit, or records access unless legally mandated or authorized by the Managers.

Units may not be sold, assigned, or transferred without first offering them to the Company at the latest recorded or negotiated fair market value.

The Company reserves the right to repurchase Units from Members who are disengaged, disruptive, or who initiate harmful litigation.

Article VII: Dispute Resolution
All disputes between Members and the Company shall be resolved via binding arbitration in Los Angeles County, California. Members waive the right to pursue public or derivative claims unless required by applicable law.

The prevailing party shall be entitled to recover reasonable legal fees and costs.

Article VIII: Confidentiality and Non-Disparagement
All Members and service providers shall maintain strict confidentiality regarding the Company's operations, IP, financials, and internal affairs. Breach of this provision may result in legal and financial remedies, including repurchase of Units.

Members agree not to publicly or privately disparage the Company, its Managers, or its affiliates.

Article IX: Amendments and Authority
Managers have the authority to amend the Operating Agreement and Articles of Incorporation so long as such amendments do not materially affect ownership percentages or economic rights without written consent of a majority of the affected Members.

Notice of amendments will be delivered in writing. Continued participation constitutes acceptance.

Article X: SAFE and Future Equity Instruments
The Company successfully completed a fundraising round on the Wefunder platform through the issuance of a SAFE (Simple Agreement for Future Equity). The SAFE round was positively received and marked a significant milestone in investor confidence and support for the Company's long-term vision and execution strategy. This round demonstrated the Company's ability to attract early-stage investment and build momentum among public and private investors.

The Company may issue convertible instruments, including SAFEs, in accordance with market standards (e.g., Y Combinator SAFE). Conversions will occur upon qualified financing or change of control events as defined in the SAFE. Upon conversion, such instruments may create preferred or common equity classes, at the discretion of the Managers.

Article XI: Unit Classes and Equity Rights
The Managers may establish different classes of Units, including Preferred Units, and define rights, preferences, privileges, and restrictions applicable to each class, provided such actions do not alter existing economic rights without Member consent.

Article XII: Equity Vesting
Any equity issued to Members, employees, or advisors in exchange for services shall be subject to a standard vesting schedule (e.g., 4 years with a 1-year cliff) unless otherwise agreed. Unvested units shall be forfeitable upon termination.

Article XIII: Investor Information Rights
The Company may, at its discretion or upon agreement in future financing, offer investor information rights including quarterly updates and non-voting observer rights at board meetings.

Article XIV: Inventory Creditor Priority and Consignment Rights

In the course of business operations, the Company may purchase physical inventory from third-party vendors or sell inventory under consignment arrangements. In the event that the Company incurs debt or faces legal claims, inventory suppliers and consignors shall have priority rights over the Company's physical inventory and related assets, subject to enforceable contractual terms.

These priority rights shall be documented in separate inventory or consignment agreements entered into between the Company and each vendor or consignor. The Company may, at its discretion, formalize such terms through UCC filings, security interests, or other instruments to ensure protection of partner interests.

These preferred rights shall supersede the claims of unsecured creditors or claimants arising from litigation or other disputes, ensuring fulfillment of commercial obligations to inventory partners.

Execution

IN WITNESS WHEREOF, the undersigned hereby certifies and adopts this combined Articles of Incorporation and Operating Agreement on behalf of Slabswork LLC, effective as of the date signed below.

DocuSigned by:

[signature] 4/24/2025

FAA1DC592D1E47B...

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Albert Young

Managing Partner, Slabswork LLC